SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

                          Commission File Number 1-5480

A.  Full title of the plan and address of the plan:

TEXTRON SAVINGS PLAN
40 Westminster Street
    Providence, Rhode Island 02903

B.  Name of issuer of the securities held pursuant to
      the plan and address of its principal executive
      office:
TEXTRON INC.
40 Westminster Street
Providence, Rhode Island 02903

REQUIRED INFORMATION

Financial Statements and Exhibits

The following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 are filed herewith, as permitted by Item 4 of Form 11-K:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007

Statements of Changes in Net Assets Available for Benefits for each of the years    ended December 31, 2008 and 2007

Notes to financial statements

Supplemental Schedules:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Exhibits:

23 - Consent of Independent Auditors

Pursuant to the requirements of the Securities Exchange Act of 1934, Textron Inc., as Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed by the undersigned hereunto duly authorized.

TEXTRON INC., as Plan Administrator for
      the Textron Savings Plan

By: /s/ Terrence O’Donnell
       Terrence O’Donnell
       Executive Vice President and
       General Counsel

Date: June 26, 2009

Financial Statements and Supplemental Schedule Textron Savings Plan Years Ended December 31, 2008 and 2007 With Report of Independent Registered Public Accounting Firm

Textron Savings Plan

Financial Statements and
Supplemental Schedule

Years Ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Textron Inc.
Plan Sponsor
Textron Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Textron Savings Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 26, 2009
Boston, Massachusetts                                /s/ Ernst & Young LLP

Textron Savings Plan

Statements of Net Assets Available for Benefits
(In thousands)

	December 31
	2008	2007
Assets
Investments, at fair value	$1,372,388	$2,958,159
Accrued investment income	7,339	5,576

Receivables:
Participant contributions	-	4,056
Employer contributions	-	1,790
	-	5,846
Total assets	1,379,727	2,969,581

Liabilities
Accrued expenses	464	69
Net assets available for benefits, at fair value	1,379,263	2,969,512

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,795	(1,152)
Net assets available for benefits	$1,387,058	$2,968,360

See accompanying notes.

Textron Savings Plan

Statements of Changes in Net Assets Available for Benefits
(In thousands)

	Year Ended December 31,
	2008	2007
Additions
Interest and dividends	$72,219	$96,883
Net (depreciation) appreciation in fair value of investments	(1,725,425)	568,455
	(1,653,206)	665,338
Contributions:
Participants	158,349	141,418
Employer	63,655	54,430
Participant rollovers	9,270	10,092
	231,274	205,940
Transfers from other plans	15,145	2,297
Total additions, net of investment (loss) income	(1,406,787)	873,575

Deductions
Benefit payments	173,161	272,246
Administrative expenses	1,186	562
Other expenses	168	-
Total deductions	174,515	272,808

Net (decrease) increase	(1,581,302)	600,767

Net assets available for benefits:
Beginning of year	2,968,360	2,367,593
End of year	$1,387,058	$2,968,360

See accompanying notes.

Textron Savings Plan

Notes to Financial Statements

December 31, 2008

1. Description of Plan

General

The Textron Savings Plan (the Plan) covers all eligible domestic employees of Textron Inc. (Textron), as defined in the Plan. The Plan invests in the Textron Stock Fund along with other mutual funds and Guaranteed Investment Contracts. The portion that invests in the Textron Stock Fund is an employee stock ownership plan. The remainder of the Plan is a profit-sharing and 401(k) plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and was amended and restated effective November 1, 1999, and further amended through 2009, to reflect the requirements of recent legislation affecting statutory changes and regulations and other plan changes.

The Plan is currently administered under the terms of a Trust Agreement, dated December 1, 2004 (as amended January 1, 2009), with Fidelity Management Trust Company (the Trustee or Fidelity). Fidelity also serves as the Plan’s recordkeeper.

Investment Options

Participants may elect to direct their employee contributions to the following funds: The Textron Stock Fund, PIMCO Total Return Fund, Vanguard High-Yield Corporate Fund, Vanguard Institutional Index Fund, Vanguard Institutional Developed Markets Index Fund, Vanguard Strategic Equity Fund, Fidelity Equity Income Fund, Fidelity Blue-Chip Growth Fund, Fidelity Small Cap Stock Fund, Fidelity Diversified International Fund, a number of Fidelity Freedom Funds (with various targeted retirement dates) and the Textron Stable Value Fund.

Contributions

Participants of the Plan are entitled to elect compensation deferrals up to 40% of their eligible compensation, within the limits prescribed by Section 401(k) of the Internal Revenue Code (the Code). Participants may also contribute amounts representing distributions from other qualified employer retirement plans. Participants’ pre-tax and after-tax contributions, which are matched up to 50% up to 5% of eligible compensation by Textron subject to certain ERISA restrictions and plan limits, are recorded when Textron makes payroll deductions from participants’ wages.

Textron Savings Plan

Notes to Financial Statements (continued)

December 31, 2008

1. Description of Plan (continued)

Effective March 10, 2006, the Plan was amended to allow for Roth 401(k) contributions as permitted under EGTRRA.  Effective January 1, 2009, the plan was amended to allow plan participants, surviving spouses and non-spouse beneficiaries to elect to roll over eligible distributions from the Plan to a Roth IRA.

Eligible employees are subject to automatic enrollment on the 60th day after their date of hire, if they have not specifically elected to be excluded from the plan.  The automatic enrollment is for 3% of eligible compensation per pay period.  An employee who is automatically enrolled may elect to change or suspend their enrollment in the plan at any time.

Certain participants in the Plan are entitled to receive a retirement supplement contribution which is equal to 1% of the participant’s eligible compensation. Participants eligible for a retirement supplement contribution are also eligible for a matching contribution. Contributions from employees who receive a retirement supplement are matched 100% up to 4% of eligible salary by Textron subject to certain ERISA restrictions and plan limits, and are recorded when Textron makes payroll deductions from participants’ wages.

Participants who are at least age 50 or who will reach age 50 during the year, will be allowed to make additional employee pre-tax contributions (catch-up contributions), above the otherwise applicable limits. In accordance with limits under the federal tax laws, catch-up contributions cannot exceed $5,000 in 2007 and 2008. After that, the limit may be adjusted from time to time by the Secretary of the Treasury, to reflect inflation. Catch-up contributions will not be eligible for Company matching contributions.

Textron makes contributions to the Plan based on actual contribution levels. In addition, Textron may make additional discretionary contributions. There were no discretionary contributions made by Textron in 2008 or 2007. All forfeitures arising out of a participant’s termination of employment for reasons other than retirement, disability or death are used to reduce future Textron contributions. At December 31, 2008 and 2007, forfeitures totaled $323,000 and $2,917,000, respectively. Forfeitures used during the years ended December 31, 2008 and 2007 to offset the Company match were $3,206,000 and $4,655,000, respectively.

Employer contributions are invested entirely in the Textron Stock Fund. Employees have the ability to subsequently reallocate matching contributions among any of the investment options offered in the Plan.

Textron Savings Plan

Notes to Financial Statements (continued)

December 31, 2008

1. Description of Plan (continued)

Transfers from Other Plans

Effective May 1, 2007, the Cone Drive Hourly 401(k) Plan merged into the Plan.  Effective April 25, 2008, the Overwatch Systems 401(k) Plan merged into the Plan.

Benefits

In the event a participant ceases to be an employee or becomes totally disabled while employed, all of his or her account, to the extent then vested, shall become distributable. Distributions are in the form of cash unless Textron stock is requested. Effective April 30, 2008, an account will be distributed in a single payment if the value of the account is less than $1,000 when the account first becomes distributable. The previous minimum distribution amount was $5,000. If the value of the account is $1,000 or more when the account first becomes distributable ($5,000 or more before April 30, 2008), a participant is not required to take a distribution immediately. However, current federal law requires Textron to begin to distribute accounts by April 1 of the year following the year in which the participant reaches age 70 1/2. A participant is always vested in the portions of his or her account attributable to his or her own contributions and compensation deferrals and to discretionary contributions by Textron. The Plan provides for full vesting of a participant’s account in the event of his or her termination of employment, other than for cause, within two years after a change in control of Textron. Benefits are recorded when paid.

Vesting

Textron’s matching contributions vest based on the length of service in the Plan as follows:

Months of Service	Vested Percentage

24 months but less than 36 months	25%
36 months but less than 48 months	50%
48 months but less than 60 months	75%
60 months or more	100%

Participant Accounts

A separate account is maintained for each participant and is increased by (a) the participant’s contributions and compensation deferrals, (b) Textron’s matching contribution, and by the pro rata share of additional discretionary contributions made by Textron, if any, including any retirement supplement contributions and (c) plan income (loss), and charged with an allocation

Textron Savings Plan

Notes to Financial Statements (continued)

December 31, 2008

1. Description of Plan (continued)

of administrative expenses. Allocations are based on participant earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Notes Receivable

Active participants, not including directors or executive officers as determined by the plan administrator, may have one loan outstanding and may borrow a minimum of $1,000 up to a maximum of the lesser of one-half of their vested balance or $50,000 less the participant’s highest outstanding loan balance during the 12-month period preceding the new loan request. Interest is charged at a rate of Wall Street Journal Prime Rate plus 1%, as of the first business day of the month. A $50 fee is charged to the participant to cover the cost of administration. The loan terms may range from one to five years and are repaid primarily through automatic payroll deductions.

Plan Termination

Textron has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Textron has not expressed any intent to terminate the Plan. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2. Significant Accounting Policies

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 157, Fair Value Measurements (SFAS 157). This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Additionally, in October 2008, the FASB issued FASB Staff Position FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active (FSP FAS 157-3). FSP FAS 157-3

Textron Savings Plan

Notes to Financial Statements (continued)

December 31, 2008

2. Significant Accounting Policies (continued)

clarifies the application of SFAS 157 in markets that are not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for an asset is not active. The guidance in FSP FAS 157-3 was effective upon issuance, including prior periods for which financial statements had not been issued. The Plan adopted SFAS 157 effective January 1, 2008.

In April 2009, the FASB issued FASB Staff Position FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP FAS 157-4). FSP FAS 157-4 supersedes FSP FAS 157-3 and amends SFAS 157 to provide additional guidance on estimating fair value when the volume and level of activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability. FSP FAS 157-4 also provides additional guidance on circumstances that may indicate that a transaction is not orderly and on defining major categories of debt and equity securities in meeting the disclosure requirements of SFAS 157. FSP FAS 157-4 is effective for reporting periods ending after June 15, 2009. Plan management is currently evaluating the effect that the provisions of FSP FAS 157-4 will have on the Plan’s financial statements.

Fair Values of Assets

The Plan adopted SFAS 157 effective January 1, 2008. In addition, the Plan adopted FSP FAS 157-3 upon its issuance in October 2008.

SFAS 157 replaces multiple existing definitions of fair value with a single definition, establishes a consistent framework for measuring fair value with a single definition, establishes a consistent framework for measuring fair value and expands financial statement disclosures regarding fair value measurements. This Statement applies only to fair value measurements that already are required or permitted by other accounting standards and does not require any new fair value measurements.

In accordance with the provisions of SFAS 157, the Plan measures fair value at the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 prioritizes the assumptions that market participants would use in pricing the asset or liability (the “inputs”) into a three-tier fair value hierarchy. This fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets or liabilities and the lowest priority (Level 3) to unobservable inputs in which little or no market data exists, requiring companies to develop their own assumptions. Observable inputs that do not meet the criteria of Level 1, including quoted prices for similar

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

assets or liabilities in active markets or quoted prices for identical assets and liabilities in markets that are not active, are categorized as Level 2. Level 3 inputs are those that reflect our estimates about the assumptions market participants would use in pricing the asset or liability, based on the best information available in the circumstances.  Valuation techniques for assets and liabilities measured using Level 3 inputs may include methodologies such as the market approach, the income approach or the cost approach, and may use unobservable inputs such as projections, estimates and management’s interpretation of current market data.  These unobservable inputs are only utilized to the extent that observable inputs are not available or cost-effective to obtain.

Assets and Liabilities Recorded at Fair Value on a Recurring Basis
The table below presents the assets and liabilities measured at fair value on a recurring basis categorized by the level of inputs used in the valuation of each asset and liability.

	December 31, 2008
(In millions)	Level 1	Level 2	Level 3
Assets
Textron Stock Fund	$389,220	$—	$—
Mutual Funds	620,690	—	—
Stable Value Fund
Money Market Fund	5,150	—	—
Guaranteed Investment Contracts (GICs)	—	—	82,992
Common Collective Trust Funds	—	238,227	—
Participant Notes Receivable	—	36,109	—
Total Assets	$1,015,060	$274,336	$82,992

The Textron stock fund consists solely of Textron stock, which is valued at its quoted market price, and is considered a Level 1 investment.

Mutual funds and money market funds consist of groups of investments, which may include equity securities, debt securities or other mutual funds. The underlying investments are valued primarily using quoted market prices in active markets (Level 1) and significant other observable inputs (Level 2), but the mutual funds themselves are quoted in an active market, and as a result, they are considered Level 1 investments.

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

The Stable Value Fund consists of money market funds, Guaranteed Investment Contracts (GICs), and certain common collective trusts, which are the underlying investments in Synthetic GICs). The common collective trusts are considered Level 2 investments per the underlying investment financial statements, as they use significant other observable inputs for valuation, and these investments are not quoted in an active market. Traditional GICs are valued using the income approach, by discounting future contractually guaranteed payments using the duration-matched swap rate for each payment, which approximates market rates for new contracts. This is the methodology and data which we believe market participants would use in valuing these contracts. Because this estimate represents our assumption of what market participant’s assumptions would be, this portion of the Stable Value Fund is considered a Level 3 investment.

Participant Notes receivable are valued at the outstanding principal balance plus accrued interest, considering actual loan defaults as well. The current market interest rate of the loans approximates the historical issued interest rate, and the loan balance using the historical rates approximates fair value. These interest rates are objective amounts which are observable, but which are not based on quoted prices in active markets, and are therefore considered Level 2.

Changes in Fair Value for Unobservable Inputs
The table below presents the change in fair value measurements for our Guaranteed Investment Contracts that used significant unobservable inputs (Level 3) for the twelve months ended December 31, 2008:

(In thousands)	December 31, 2008
Balance, beginning of period	$88,582
Additions for the period:
Contributions	31,000
Interest Earned	3,749
Unrealized Gains	4,496
Disbursements	(44,835)
Balance, end of period	$82,992

Investment Valuation and Income Recognition

Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The shares of mutual funds are valued at quoted market

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Guaranteed Investment Contracts and Synthetic Guaranteed Investment Contracts

The Stable Value Fund invests in a variety of stable value products, including guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions, synthetic guaranteed investment contracts (Synthetic GICs) which have similar characteristics, a money market fund and the SEI Stable Asset Fund (SEI). As described in Financial Accounting Standards Board Staff Position (FSP) AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts (such as the contracts held by the Stable Value Fund) because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the fully benefit-responsive investment contracts and the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of investments in GICs was determined based on the discounted cash flows of the future payments. The fair value of Synthetic GICs equals the total of the fair value of the underlying assets plus the total wrap rebid value. The fair value of the Plan’s units of the SEI was determined based on the fair value of the funds underlying assets.

The GICs, Synthetic GICs and SEI all represent fully benefit-responsive investments. Contract value represents contributions made under the contract plus interest at the crediting rate payable under such contract less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The issuers are contractually obligated to repay the principal balance of such contracts and a specified interest rate that is guaranteed to the Plan.  There are currently no reserves against contract values for credit risk of the contract issuers or otherwise.

Certain events limit the ability of the Plan to transact at contract value with an issuer. In addition to certain Synthetic GICs’ termination provisions discussed below, such contracts generally

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations, and which the issuer determines will have a material adverse effect on the issuer’s financial interest, will be paid with a market value adjustment to contract value amount of such withdrawal as defined in such contracts. Such events typically include all or some of the following: (i) amendments to the Plan documents or Plan administration, including reduction or elimination of employer matching contributions; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or merger with another plan); (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the contract resulting from an event at the direction of the plan sponsor ("employer initiated event") such as withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of a plan sponsor, Fund, Trustee or Investment Manager, the merger of the plan with another plan, or the plan sponsor’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the fund. The Plan Administrator does not believe that the occurrence of any such market value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

In addition, Synthetic GICs typically provide for an adjustment to contract value if a security that is part of the underlying assets defaults or otherwise becomes impaired as defined in the wrap contract. In the event of an impairment, generally contract value is decreased by the amortized cost of the impaired security and, if such security is subsequently sold, contract value is increased by the amount of such sales proceeds.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Synthetic GICs generally are evergreen contracts that contain termination provisions. The termination provisions of Synthetic GICs permit the fund’s investment manager or issuer to terminate upon notice at any time at market value and provide for automatic termination of the Synthetic GIC if the contract value or market value of the contract equals zero. The issuer is not excused from paying the excess contract value when the market value equals zero. Synthetic GICs that permit the issuer to terminate at market value generally provide that the fund may elect to convert such termination to an Amortization Election as described below. In addition, if the fund defaults in its obligations or representations under the agreement (including

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

non-compliance with investment guidelines governing the underlying assets, or the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under ERISA) and such default is not cured within any applicable cure period, then the Synthetic GIC may be terminated by the issuer and the fund will receive the market value as of the date of termination. Also, generally Synthetic GICs permit the issuer or investment manager to elect at anytime to convert the wrapped portfolio to a declining duration strategy whereby the contract would terminate at a date which corresponds to the duration of the underlying fixed income portfolio on the date of the amortization election (Amortization Election). After the effective date of an Amortization Election, the fixed income portfolio must conform to the guidelines agreed upon by the wrap issuer and the investment manager for the Amortization Election period. Such guidelines are intended to result in contract value equaling market value of the wrapped portfolio by such termination date.

Synthetic GICs also define certain other termination events that permit the issuer to terminate the contract at market value. Termination events typically include all or some of the following: (i) termination or replacement of the investment adviser without the issuer’s consent, (ii) the Plan or its trust is fully or partially terminated or fails to be exempt from federal income taxation, (iii)  the plan merges with another plan, (iv) if a security is sold or subject to a lien other than as permitted under the contract, (v) the contract holder engages in fraud or other action that materially and adversely affects the risk profile of the contract, (vi) if there is any change in law, regulation, ruling, or accounting requirement applicable to the Plan or Fund that could cause substantial withdrawals from the Fund, (vii) performance of the issuer’s obligations under the contract becomes illegal, (viii) the bankruptcy of the Fund, Trust or investment advisor, or (ix) the level of impaired securities as defined in the contract exceeds an agreed upon amount of the portfolio.

The average yield earned by the Plan for all fully benefit-responsive investment contracts was approximately 5.43% and 4.79% at December 31, 2008 and 2007, respectively. The average yield of the contracts based on the interest rate credited to participants was approximately 4.19% and 4.78% at December 31, 2008 and 2007, respectively.

Textron Savings Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Administrative Expenses

Administrative fees paid by the Plan are allocated as follows:

•	Fees associated with in-service withdrawals, distributions and loans are charged directly to the associated participant account.

•	Fees with respect to each investment fund are charged against the investment returns of those investment funds and allocated on a pro-rata basis to participants who invest in those investment funds.

•	Expenses associated with qualified domestic relation orders are charged directly to the related participant account.

•
Expenses associated with operating the Plan, such as recordkeeping fees, legal fees, consulting fees, transfer fees, annuity fees, annual reporting fees, claims processing fees, cost of supplies and similar fees, are charged to the accounts of participants on a pro rata basis.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2008 and 2007, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Year Ended December 31,
	2008	2007
	(In thousands)

Textron Inc. Stock Fund	$(1,348,861)	$564,036
Mutual funds	(376,564)	4,419
	$(1,725,425)	$568,455

Textron Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31,
	2008	2007
	(In thousands)
Textron Stock Fund	$389,220	$1,611,547
Vanguard Institutional Index Fund	143,808	239,655
Fidelity Diversified International Fund	73,385	149,718
NATIXIS Financial (Dwight Target 2 Fund) (b)	72,494	(a)
State Street (Dwight Target 2 Fund) (b)	83,333	(a)
PIMCO Total Return Fund	72,613	(a)

(a)           Investment is less than 5% of net assets available for benefits
(b)
Amount shown represents contract value, which is the relevant value included in net assets available for benefits. As December 31, 2008, the fair value of the NATIXIS Financial (Dwight Target 2 Fund) and State Street (Dwight Target 2 Fund) common collective trusts were $66,171 and $77,092, respectively.

4. Related-Party Transactions (In thousands)

The Plan holds shares of mutual funds managed by Fidelity Management Trust Company, the trustee of the plan.  The Plan also invests in shares of Textron’s common stock. At December 31, 2008 and 2007, 28,052 and 22,599 shares of common stock were held by the Plan, respectively, with a fair value of $389,220 and $1,611,547, respectively. Dividend income recorded by the Plan for the Company common stock for the years ended December 31, 2008 and 2007 was $22,338 and $19,673 respectively.  These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Textron Savings Plan

Notes to Financial Statements (continued)

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated September 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated substantially in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.  The Plan Sponsor has indicated that it will take the necessary steps, if any, to ensure the Plan's operations continue to be in compliance with the Code.

Supplemental Schedule

Textron Savings Plan
Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(In thousands)

December 31, 2008
Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value

Textron Stock Fund*	28,052	$389,220

Mutual Funds:
Vanguard Institutional Index Fund	1,742	143,808
Fidelity Diversified International Fund*	3,412	73,385
Fidelity Equity Income Fund*	1,238	38,223
Fidelity Blue Chip Growth Fund*	1,527	40,186
Fidelity Small Cap Stock Fund*	3,386	33,183
PIMCO Total Return Fund	7,161	72,613
Vanguard Strategic Equity Fund	2,525	29,548
Vanguard Institutional Developed Markets Index Fund	3,030	22,600
Fidelity Freedom Fund 2020*	2,677	26,904
Fidelity Freedom Fund 2025*	3,003	24,714
Fidelity Freedom Fund 2015*	2,682	22,957
Fidelity Freedom Fund 2010*	1,713	17,746
Fidelity Freedom Fund 2030*	1,825	17,817
Fidelity Freedom Fund 2040*	3,341	18,678
Vanguard High-Yield Corporate Fund	3,158	13,485
Fidelity Freedom Fund 2035*	1,687	13,545
Fidelity Freedom Income Fund*	447	4,275
Fidelity Freedom Fund 2005*	192	1,610
Fidelity Freedom Fund 2050*	420	2,715
Fidelity Freedom Fund 2045*	410	2,698
Total Mutual Funds		620,690

Stable Value Fund:
Cash/Cash Equivalent:
Fidelity Institutional Money Market Fund	2.17%	5,150

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(continued)
(In thousands)

December 31, 2008
Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value

Guaranteed Investment Contracts:
Metropolitan Life Insurance Co.	4.03%	$2,728
Matures 1/15/10
Metropolitan Life Insurance Co.	4.59%	3,066
Matures 6/15/10
Metropolitan Life Insurance Co.	5.04%	6,189
Matures 5/15/10, 5/15/13
Metropolitan Life Insurance Co.	5.63%	10,896
Matures 6/15/11
Monumental Life Insurance Co.	4.16%	5,905
Matures 6/15/09
Monumental Life Insurance Co.	4.39%	5,895
Matures 3/16/09
Monumental Life Insurance Co.	5.53%	10,883
Matures 6/7/10
Monumental Life Insurance Co.	4.29%	5,169
Matures 3/15/12
Pacific Life Insurance Co.	4.45%	5,907
Matures 3/15/10
Pacific Life Insurance Co.	5.53%	8,200
Matures 9/15/11, 9/14/12
Prudential Life Insurance Co.	4.80%	5,206
Matures 2/15/13
Prudential Life Insurance Co.	5.58%	7,209
Matures 6/15/12
Total Guaranteed Investment Contracts		77,253

Textron Savings Plan

Employer Identification Number 05-0315468
Plan Number 030

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
(continued)
(In thousands)

December 31, 2008

Identity of Issue	Description of Investments, Including Rate of Interest and Number of Shares or Units	Current Value

Common Collective Trust Funds:
NATIXIS Financial (Dwight Target 2 Fund)	3.49%	$72,494
State Street Bank (Dwight Target 2 Fund)	3.77%	83,333
NATIXIS Financial (JP Morgan Intermediate Bond Trust Fund)	4.31%	36,006
State Street Bank (Dwight Target 5 Fund)	3.77%	23,694
NATIXIS Financial (Vanguard Intermediate-Term Bond Index Fund)	4.31%	36,117
SEI Stable Asset Fund	2.59%	117
Total Common Collective Trust Funds		251,761

Total Stable Value Fund		334,164

Participant notes receivable *	5% - 10.5%	36,109
		$1,380,183

* Indicates party-in-interest to the Plan

  Note: Cost information has not been provided because all investments are participant directed.